UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cytokinetics, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23282W100 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23282W100	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER See Item 4 (6) SHARED VOTING POWER See Item 4 (7) SOLE DISPOSITIVE POWER See Item 4 (8) SHARED DISPOSITIVE POWER See Item 4

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4
12)	TYPE OF REPORTING PERSON HC

*	See Item 4

CUSIP NO. 23282W100	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo Bank, N.A. Tax Identification No. 94-1347393
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER See Item 4 (6) SHARED VOTING POWER See Item 4 (7) SOLE DISPOSITIVE POWER See Item 4 (8) SHARED DISPOSITIVE POWER See Item 4

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4
12)	TYPE OF REPORTING PERSON BK

*	See Item 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Cytokinetics, Incorporated

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

280 East Grand Avenue
San Francisco, CA 94080

Item 2	(a)	Name of Person Filing:

		1.	Wells Fargo & Company

		2.	Wells Fargo Bank, N.A.

Item 2	(b)	Address of Principal Business Office:

		1.	Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

		2.	Wells Fargo Bank, N.A.
101 N. Phillips Avenue
Sioux Falls, SD 57104

Item 2	(c)	Citizenship:

		1.	Wells Fargo & Company: Delaware

		2.	Wells Fargo Bank, N.A.: United States

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

23282W100

Item 3	The person filing is a:

	1.	Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

	2.	Wells Fargo Bank, N.A.: Bank as defined in Section 3(a)(6) of the Act

Item 4	Ownership:

Wells Fargo & Company and Wells Fargo Bank, N.A. (the “Bank”) may be deemed to beneficially own 1,765,683 shares of the common stock of Cytokinetics, Incorporated (the “Issuer”), par value $0.01 per share (“Common Stock”), as a result of the voting trust agreement (the “Agreement”) among the Bank, as trustee, and Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Partners Fund 2000, L.P. and EMA Private Equity Fund 2000, L.P. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a “Holder”). The 1,765,683 shares of Common Stock that the Bank may be deemed to beneficially own represent about 6.2% of the shares of Common Stock outstanding at October 31, 2004 based on the Issuer’s Form 10-Q for the quarter ended September 30, 2004.

The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Under the Agreement, the Bank issues certificates (“Trust Certificates”) to evidence shares of Common Stock that have been transferred to and deposited with the Bank (“Trust Shares”).

Under the Agreement, the Bank has the power to vote the Trust Shares as in its sole judgment it believes to be in the best interests of stockholders of the Issuer, except that the Bank is required to vote the Trust Shares to prevent the election of more than one CSFB Affiliate (as defined in the Agreement) as a director of the Issuer. The Bank also is required to exercise reasonable effort under the Agreement to ensure that no CSFB Affiliate exercises control over the Issuer.

Under the Agreement, Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

The Agreement terminates on the earliest of (1) May 4, 2014, (2) the transfer of all Trust Shares in accordance with the Agreement or (3) the written election of the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates (or the equivalent evidence of ownership in the case of any unexercised warrants) to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At December 31, 2004, the Holders collectively held Trust Certificates for Trust Shares that represented more than 5% the shares of Common Stock outstanding at October 31, 2004 based on the Issuer’s Form 10-Q for the quarter ended September 30, 2004.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 21, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank, N.A.

Dated: January 21, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

WELLS FARGO BANK, N.A.

By:	/s/ Mary Ann Thuesen
Mary Ann Thuesen, Assistant Vice President

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Bank, N.A. (1)

(1)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

EXHIBITS

Exhibit 1:	Voting Trust Agreement, dated as of May 4, 2004, by and among Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Partners Fund 2000, L.P. and EMA Private Equity Fund 2000, L.P., and Wells Fargo Bank, N.A.